Exhibit 99.1

Scinai Immunotherapeutics CEO Issues Letter to Shareholders

JERUSALEM, ISRAEL – Jan. 4, 2024 - Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI), a biopharmaceutical company focused on development of inflammation and immunology (I&I) biological products, today published a letter from its CEO, Amir Reichman, addressing the Company’s 2023 accomplishments, including successful preclinical trial results of its anti-IL-17 NanoAb psoriasis therapy and 2024 plans.

The Company will host a webinar on January 9th to expand on the content of the letter and invites you to submit questions both ahead of and during the webinar. To register for the webinar please follow this link: https://us02web.zoom.us/webinar/register/6017030839657/WN_7HRajnRKQPCjEw0tBR-FPA.

The CEO letter reads as follows:

Dear Scinai Shareholders,

Throughout 2023, I communicated my optimism about Scinai’s future growth, including our potential to deliver value to our shareholders, stakeholders and partners. It was a year in which we successfully embarked on our new direction and achieved clear and concrete scientific and business milestones, even against the challenging background of turbulent markets and war here in Israel.

PIPELINE DEVELOPMENT >

I’d like to start with highlighting our most recent and, in my mind, most exciting achievement:

A recently completed ex-vivo study indicates the potential of our anti-IL-17 VHH antibody (‘NanoAb’) to effectively and conveniently treat mild to moderate plaque psoriasis.

Approximately 3% of the global population suffers from psoriasis, and the 78% of those patients who experience mild to moderate symptoms are largely underserved by existing treatments.

While current biologic treatments can be highly effective, they are expensive, require systemic administration through periodic injections and since they can result in severe side effects are approved only for moderate to severe psoriasis. Existing medications for mild to moderate cases predominantly consist of generic localized treatments that do not effectively relieve symptoms or halt disease progression.

The study results represent an important milestone in our mission to address significant unmet needs by developing a safe and effective biologic solution designed especially for mild to moderate psoriasis patients. We believe that our NanoAb will provide distinct benefits tailored to these patients’ particular needs, such as convenient local administration directly where needed, when needed, rather than chronic systemic administration of a biologic drug. In addition, we expect our NanoAb to allow superior manufacturing and supply chain efficiencies compared to current biologics, thereby further enhancing its value to patients, providers and payers.

Professor Amos Gilhar of the Technion Israel Institute of Science, who was not involved in this ex-vivo study but has been contracted by Scinai to conduct an in-vivo study, reviewed the study results and noted that Scinai’s NanoAbs displayed “potential as anti-inflammatory agents in psoriasis, particularly in improving skin viability and structure.” Furthermore, he noted the study indicated that just a single dose “might have been potent enough to block all IL-17, effectively ’shutting down’ the immediate flare-up. This immediate response suggests a direct and effective inhibition of the existing IL-17 cytokines.”

Based on the positive results of this study, Scinai recently initiated an in-vivo proof of concept study in xenograft mice expressing psoriasis to test the efficacy and duration of effect of its anti-IL-17 NanoAb. Next, Scinai expects to commence toxicology studies which are required to receive regulatory approval to proceed with a first-in-human clinical trial, which Scinai expects to initiate early next year.

Psoriasis treatment study results > www.scinai.com/press-releases/scinai-announces-promising-results-in-a-psoriatic-human-skin-model

Our focus on IL-17 follows the successful preclinical results of our inhaled COVID-19 NanoAb studies, which showed both prophylactic protection (COVID-19 illness was shown to have been virtually prevented in hamsters administered our inhaled NanoAb and infected three hours later with SARS-CoV-2) and therapeutic effectiveness (treatment initiated one day post infection led to significantly milder illness, faster recovery, and lower viral lung titer in comparison to the placebo group). These studies demonstrated the potential of our NanoAbs to prevent and treat hyper infectious viral respiratory diseases, to be effective and safe at low doses, and to deliver via inhalation, a uniquely convenient route of administration. We are actively seeking partnerships to bring our COVID NanoAbs through clinical trials.

COVID-19 NanoAb study > www.scinai.com/press-releases/study-published-in-antiviral-research-supports-promise-of-scinai-immunotherapeutics-coronavirus-nanoab-as-aerosolized-prophylactic-and-therapeutic-drug

SCINAI BIOSERVICES CDMO BUSINESS UNIT >

Scinai’s broad experience, along with our end-to-end biologics drug development and GMP manufacturing assets, naturally drove another key 2023 strategic development: Launch of Scinai Bioservices, our boutique end-to-end CDMO business unit, to assist biotech companies efficiently bring their products to market. In Q4 2023 we signed our first two clients, and we are in advanced discussions with several other potential clients. We expect Scinai Bioservices to grow and generate revenues in support of our NanoAb pipeline development.

New CDMO Business Unit > www.scinai.com/cdmo

CAPITAL INFUSIONS >

In support of our plans into 2024 and beyond, the European Investment Bank (EIB) extended the maturity of its financial facility with Scinai from 2027 to December 31, 2031. This extension provides us with time to develop our pipeline and build our CDMO business without undue near-term financial pressure of an earlier maturity date and signaled the EIB’s support for our business plans.

In addition, despite difficult market conditions, in September we raised gross proceeds of $1.3 million in a follow-on offering, and just last week announced entry into a warrant exercise agreement with anticipated gross proceeds of $1.69 million. Moreover, we were awarded a non-dilutive grant from the Israel Innovation Authority covering 66% of the costs of an approximately US$900,000 project to develop our CDMO capabilities and are aggressively pursuing additional non-dilutive funding opportunities.

EIB financial relief > www.scinai.com/press-releases/european-investment-bank-eib-extends-maturity-of-its-finance-facility-with-scinai-immunotherapeutics-from-2027-to-2031

NEW NAME AND BRAND >

Against the backdrop of our NanoAb pipeline development and creation of our CDMO business unit, and to reflect our new direction, we launched our new ’Scinai’ brand. Scinai’s name, branding and logo have been enthusiastically celebrated both by internal and external stakeholders.

Scinai > I invite you to watch our videos that revealed our new brand and explain our vision

LOOKING FORWARD IN 2024 >

In 2024, Scinai plans to build on 2023’s momentum. We plan to complete the necessary requirements, including in-vivo and toxicology studies and GMP manufacturing, to initiate human clinical trials for our anti-IL-17 NanoAb by early next year. We also intend to grow our CDMO business, further strengthen our pipeline through our ongoing collaboration with Max Planck and UMG and pursue business development and partnerships in order to build long-term value for our CDMO customers, patients, and our investors.

On January 9, 2024, we will host a webinar to expand on our 2023 accomplishments and 2024 plan. Space is limited, so I encourage you to register now at https://us02web.zoom.us/webinar/register/6017030839657/WN_7HRajnRKQPCjEw0tBR-FPA. I invite you to submit questions you’d like us to address during the webinar to me at amir.reichman@scinai.com or to our Investor Relations Director, Joshua Phillipson, at joshua.phillipson@scinai.com.

Thank you for joining us as we continue to build Scinai into a success by providing caregivers and patients with high quality, innovative, de-risked, pharmaceutical products that help protect and improve human life. On behalf of Scinai’s team, I wish you a peaceful and successful 2024.

Sincerely,

Amir Reichman, CEO

Scinai Immunotherapeutics Ltd.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked, pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing services to help biotech companies efficiently bring their products to market by leveraging Scinai’s drug development and GMP and non-GMP manufacturing capabilities for pre-clinical and clinical studies. Company website: www.scinai.com.

Company Contact

Joshua Phillipson | +972 8 930 2529 | joshua.phillipson@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, the timing of an in-vivo study and a clinical trial, the growth of our CDMO business and the in-license another NanoAb. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk of delay in, or Scinai’s inability to conduct, its research and development activities, including the contemplated in-vivo and toxicology studies and a clinical trial, the risk that Scinai will not remain listed on Nasdaq; the risk that Scinai will not be successful in growing its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the financial facility under its finance contract with Scinai; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on April 17, 2023, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

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